UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

BlueCity Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

09610L 106**

G11957 100**

 (CUSIP Number)

BlueCity Media Limited

Shimmery Sapphire Holding Limited

Cantrust (Far East) Limited

Baoli Ma

Block 2 Tower B Room 028, No. 22 Pingguo
Shequ, Bai Zi Wan Road, Chaoyang District

Beijing 100022

+86 10 5876-9855

Aviator D, L.P.

CDH China HF Holdings Company Limited

Rainbow Rain Limited

Roger Field Fund, L.P.

CDH Harvest Holdings Limited

Shangzhi Wu

3rd Floor, Kaishi Building, No.1 Yan’an East Road,
Huangpu District, Shanghai

Tel: (+86) 158 1070 2036

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2022

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       This Schedule constitutes Amendment No. 5 to the Schedule 13D filed on behalf of BlueCity Media Limited, Shimmery Sapphire Holding Limited, Cantrust (Far East) Limited and Mr. Baoli Ma with the Securities and Exchange Commission (the “SEC”) on July 16, 2020, as previously amended and supplemented by Amendment No. 1 to the Schedule 13D filed as of April 12, 2021, Amendment No. 2 to the Schedule 13D filed as of January 4, 2022 and Amendment No. 3 to the Schedule 13D filed as of April 20, 2022, each on behalf of BlueCity Media Limited, Shimmery Sapphire Holding Limited, Cantrust (Far East) Limited and Mr. Baoli Ma, and Amendment No. 4 to the Schedule 13D filed on behalf of BlueCity Media Limited, Shimmery Sapphire Holding Limited, Cantrust (Far East) Limited, Mr. Baoli Ma, Aviator D, L.P., CDH China HF Holdings Company Limited, Rainbow Rain Limited, Roger Field Fund, L.P., CDH Harvest Holdings Limited and Mr. Shangzhi Wu as of May 2, 2022.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**     CUSIP number 09610L 106 has been assigned to the American depositary shares (“ADSs”) of the BlueCity Holdings Limited (the “Issuer”), which are quoted on The Nasdaq Global Market under the symbol “BLCT.” Each two (2) ADSs represent one Class A ordinary share of the issuer. CUSIP number G11957 100 has been assigned to the Issuer’s Class A ordinary shares.

CUSIP No. 09610L 106
1	NAMES OF REPORTING PERSONS BlueCity Media Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0(1)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Excluding any Shares that may be deemed to be beneficially held by the Reporting Person due to the Reporting Person’s ownership of shares in Parent following the Effective Time.

CUSIP No. 09610L 106
1	NAMES OF REPORTING PERSONS Shimmery Sapphire Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0(1)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Excluding any Shares that may be deemed to be beneficially held by the Reporting Person due to the Reporting Person’s ownership of shares in Parent following the Effective Time.

CUSIP No. 09610L 106
1	NAMES OF REPORTING PERSONS Cantrust (Far East) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0(1)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Excluding any Shares that may be deemed to be beneficially held by the Reporting Person due to the Reporting Person’s ownership of shares in Parent following the Effective Time.

CUSIP No. 09610L 106
1	NAMES OF REPORTING PERSONS Baoli Ma
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION the People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0(1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Excluding any Shares that may be deemed to be beneficially held by the Reporting Person due to the Reporting Person’s ownership of shares in Parent following the Effective Time.

CUSIP No. 09610L 106
1	NAMES OF REPORTING PERSONS Aviator D, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0(1)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Excluding any Shares that may be deemed to be beneficially held by the Reporting Person due to the Reporting Person’s ownership of shares in Parent following the Effective Time.

CUSIP No. 09610L 106
1	NAMES OF REPORTING PERSONS CDH China HF Holdings Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0(1)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Excluding any Shares that may be deemed to be beneficially held by the Reporting Person due to the Reporting Person’s ownership of shares in Parent following the Effective Time.

CUSIP No. 09610L 106
1	NAMES OF REPORTING PERSONS Rainbow Rain Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0(1)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Excluding any Shares that may be deemed to be beneficially held by the Reporting Person due to the Reporting Person’s ownership of shares in Parent following the Effective Time.

CUSIP No. 09610L 106
1	NAMES OF REPORTING PERSONS Roger Field Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0(1)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Excluding any Shares that may be deemed to be beneficially held by the Reporting Person due to the Reporting Person’s ownership of shares in Parent following the Effective Time.

CUSIP No. 09610L 106
1	NAMES OF REPORTING PERSONS CDH Harvest Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0(1)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Excluding any Shares that may be deemed to be beneficially held by the Reporting Person due to the Reporting Person’s ownership of shares in Parent following the Effective Time.

CUSIP No. 09610L 106
1	NAMES OF REPORTING PERSONS Shangzhi Wu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0(1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Excluding any Shares that may be deemed to be beneficially held by the Reporting Person due to the Reporting Person’s ownership of shares in Parent following the Effective Time.

This Schedule constitutes Amendment No. 5 (this “Amendment No. 5”) to the Schedule 13D filed on behalf of BlueCity Media Limited, Shimmery Sapphire Holding Limited, Cantrust (Far East) Limited and Mr. Baoli Ma with the SEC on July 16, 2020 (as amended to date, the “Original Schedule 13D”), as previously amended and supplemented by Amendment No. 1 to the Schedule 13D filed as of April 12, 2021, Amendment No. 2 to the Schedule 13D filed as of January 4, 2022 and Amendment No. 3 to the Schedule 13D filed as of April 20, 2022, each on behalf of BlueCity Media Limited, Shimmery Sapphire Holding Limited, Cantrust (Far East) Limited and Mr. Baoli Ma, and Amendment No. 4 to the Schedule 13D filed on behalf of BlueCity Media Limited, Shimmery Sapphire Holding Limited, Cantrust (Far East) Limited, Mr. Baoli Ma, Aviator D, L.P., CDH China HF Holdings Company Limited, Rainbow Rain Limited, Roger Field Fund, L.P., CDH Harvest Holdings Limited and Mr. Shangzhi Wu as of May 2, 2022, relating to Class A ordinary shares, par value US$0.0001 per share, including Class A ordinary shares represented by ADSs, of BlueCity Holdings Limited (the “Issuer”), an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands.

Except as otherwise set forth herein, this Amendment No. 5 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used in this Amendment No. 5 and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following:

On August 12, 2022, the Issuer and Merger Sub filed the Merger Agreement with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of August 12, 2022, pursuant to which the Merger became effective on August 12, 2022. As a result of the Merger, the Issuer became a wholly owned subsidiary of Parent.

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time was cancelled and cease to exist in exchange for the right to receive US$3.20 in cash without interest (the “Per Share Merger Consideration”), and each ADS issued and outstanding immediately prior to the Effective Time, together with the underlying Class A ordinary shares represented by such ADSs, was cancelled in exchange for the right to receive US$1.60 in cash without interest, except for (i) certain Shares (including Shares represented by ADSs) beneficially owned by Mr. Baoli Ma, Aviator D, L.P. and Rainbow Rain Limited, which were cancelled and ceased to exist in exchange for the right of each such holder or its designated entities to receive a corresponding amount of equity securities of Parent, (ii) any other Shares (including Class A Ordinary Shares represented by ADSs) held by Parent, Merger Sub, the Issuer or any of their respective subsidiaries, which were cancelled and ceased to exist without payment of any consideration or distribution therefor, (iii) Shares (including Class A Ordinary Shares represented by ADSs) held by the ADS depositary and reserved for issuance, settlement and allocation upon exercise or vesting of the Issuer’s options, and (iv) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the Companies Act, which were cancelled and cease to exist at the Effective Time in exchange for the right to receive only the payment of fair value of those dissenting shares held by them determined in accordance with the provisions of Section 238 of the Companies Act.

In addition, at the Effective Time, (i) each option to purchase Class A ordinary shares (each, a “Issuer Option”) granted pursuant to the Issuer’s 2015 Stock Incentive Plan that was outstanding and unexercised as of the Effective Time, whether vested or unvested, was cancelled in exchange for the right to receive an amount in cash, without interest, payable as soon as reasonably practicable following the Effective Time equal to the product of (x) the excess, if any, of (A) the Per Share Merger Consideration, over (B) the exercise price, multiplied by (y) the number of Class A ordinary shares subject to such Issuer Option as of the Effective Time, except that each Issuer Option with the exercise price that is equal to or greater than the Per Share Merger Consideration was cancelled at the Effective Time without the payment of consideration therefor, (ii) each Issuer Option to purchase Class A ordinary shares granted pursuant to the Issuer’s 2020 Stock Incentive Plan or 2021 Stock Incentive Plan that was outstanding, vested and unexercised as of the Effective Time, was assumed by Parent and automatically converted into an option for ordinary shares of Parent under an equity incentive plan to be established by Parent, and (iii) each Issuer Option granted pursuant to the Issuer’s 2020 Stock Incentive Plan or 2021 Stock Incentive Plan that was unvested as of the Effective Time was cancelled without the payment of consideration therefor.

As a result of the Merger, the ADSs and Class A ordinary shares will no longer be listed on any securities exchange or quotation system, including the Nasdaq Global Market, and the Issuer will cease to be a publicly traded company. The Issuer has requested the Nasdaq Global Market to file an application on Form 25 with the SEC notifying the SEC of the delisting of the ADSs and Class A ordinary shares on the Nasdaq Global Market and the deregistration of the Issuer’s registered securities. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Issuer intends to suspend its reporting obligations under the Act by filing a Form 15 with the SEC in approximately 10 days following the filing of the Form 25. The Issuer’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and supplemented as follows:

(a)–(b) As of the date of this Amendment No. 5, the Reporting Persons do not beneficially own any Shares or have any voting power or dispositive power over any Shares, excluding any Shares (or voting power or dispositive power thereof) that may be deemed to be beneficially held by the Reporting Persons due to the Reporting Persons’ ownership of shares in Parent following the Effective Time.

(c) Except as disclosed herein, there have been no transactions in the securities of the Issuer effected by the Reporting Persons within the last 60 days.

(d) Not applicable.

(e) August 12, 2022.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2022

BLUECITY MEDIA LIMITED

/s/ Baoli Ma
Name: Baoli Ma
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2022

SHIMMERY SAPPHIRE HOLDING LIMITED

/s/ Shanica Maduro-Christopher

/s/ Susan Palmer
Name: Susan Palmer and Shanica Maduro-Christopher
Title: Authorised Signatory (For and on behalf of Rustem Limited as Director of Shimmery Sapphire Holding Limited)

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2022

CANTRUST (FAR EAST) LIMITED

/s/ Shanica Maduro-Christopher

/s/ Susan Palmer
Name: Susan Palmer and Shanica Maduro-Christopher
Title: Authorised Signatory (For and on behalf of Cantrust (Far East) Limited as Trustee of Shimmery Diamond Trust)

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2022

Mr. Baoli Ma

/s/ Baoli Ma
Name: Baoli Ma

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2022

AVIATOR D, L.P.

by CDH China HF Holdings Company Limited, its general partner

/s/ William Hsu
Name: William Hsu
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2022

CDH CHINA HF HOLDINGS COMPANY LIMITED

/s/ William Hsu
Name: William Hsu
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2022

RAINBOW RAIN LIMITED

/s/ William Hsu
Name: William Hsu
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2022

ROGER FIELD FUND, L.P.

by CDH Harvest Holdings Limited, its general partner

/s/ William Hsu
Name: William Hsu
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2022

CDH HARVEST HOLDINGS LIMITED

/s/ William Hsu
Name: William Hsu
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2022

Mr. Shangzhi Wu

/s/ Shangzhi Wu
Name: Shangzhi Wu

[Signature Page to Schedule 13D]